UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-39829

COGNYTE SOFTWARE LTD.
(Translation of registrant’s name into English)

33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

An Annual General Meeting of Shareholders of Cognyte Software Ltd. (the “Company”), will be held on Monday, June 27, 2022, at 3:30 p.m. (Israel time), at the Company’s headquarters at 33 Maskit Street, Herzliya Pituach, 4673333, Israel. In connection with the Annual General Meeting of Shareholders, the Company hereby furnishes the following documents:

The Notice and Proxy Statement is attached to this Form 6-K as Exhibit 99.1 and the Proxy Card is attached to this Form 6-K as Exhibit 99.2.

This Form 6-K and related exhibits are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-252565).

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders to be held on June 27, 2022

99.2	Proxy Card for the Company’s Annual General Meeting of Shareholders to be held on June 27, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cognyte Software Ltd.

Date: May 23, 2022	By: /s/ Elad Sharon Name: Elad Sharon Title: Chief Executive Officer